Exhibit 99.1

Quipt Home Medical Corp.

(Formerly, Protech Home Medical Corp.)

Condensed Consolidated Interim Financial Statements

2022 Second Quarter

For the three and six months ended

March 31, 2022 and 2021

(UNAUDITED)

(Expressed in US Dollars)

Condensed Consolidated Interim Statements of Financial Position	Page 1
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)	Page 2
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	Page 3
Condensed Consolidated Interim Statements of Cash Flows	Page 4
Notes to the Condensed Consolidated Interim Financial Statements	Pages 5-30

Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		As at	As at
		March 31,	September 30,
	Notes	2022	2021
ASSETS
Current Assets
Cash		$17,394	$34,612
Accounts receivable, net	4	13,710	11,938
Inventory	5	11,780	9,253
Prepaid and other current assets		1,066	1,430
Total current assets		43,950	57,233
Long-term assets
Property, equipment, and right of use assets, net	6	26,190	23,506
Goodwill	7	25,999	12,456
Intangible assets, net	7	13,959	14,874
Deferred financing costs	11	346	416
Deposits		82	88
Total long-term assets		66,576	51,340
TOTAL ASSETS		$110,526	$108,573

LIABILITIES
Current Liabilities
Accounts payable		$10,990	$9,842
Accrued liabilities		2,691	3,202
Current portion of equipment loans	11	5,351	6,992
Current portion of leases	11	3,010	2,981
Government grant	8	631	4,885
Deferred revenue	9	2,536	2,452
Purchase price payable	3	3,306	2,383
Total current liabilities		28,515	32,737
Long-term Liabilities
Debentures	11	10,047	11,784
Equipment loans	11	240	392
Lease liabilities	11	5,760	4,784
SBA Loan	11	121	121
Long-term purchase price payable	3	133	133
TOTAL LIABILITIES		44,816	49,951

SHAREHOLDERS' EQUITY
Capital stock	12	203,763	202,827
Contributed surplus		24,248	21,001
Shares to be issued	12	657	657
Accumulated deficit		(162,958)	(165,863)
TOTAL SHAREHOLDERS' EQUITY		65,710	58,622
TOTAL LIABILITIES AND EQUITY		$110,526	$108,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	1

Quipt Home Medical Corp. (formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Three Months	Three Months	Six Months	Six Months
		Ended March 31,	Ended March 31,	Ended March 31,	Ended March 31,
	Notes	2022	2021	2022	2021
Revenue
Rentals of medical equipment		$17,866	$13,839	$32,847	$26,192
Sales of medical equipment and supplies		15,687	10,401	30,230	20,803
Total revenues		33,553	24,240	63,077	46,995
Cost of inventory sold		7,354	6,122	15,013	12,194
Operating expenses	14	19,423	12,734	35,249	24,263
Depreciation	6	4,992	3,603	9,558	6,969
Amortization of intangible assets	7	467	337	915	652
Stock-based compensation	12	1,161	12	3,271	27
Acquisition-related costs	3	4	16	66	72
(Gain) loss on disposal of property and equipment		(38)	(2)	(3)	(29)
Other income from government grant	8	(4,254)	—	(4,254)	—
Operating income (loss) from continuing operations		4,444	1,418	3,262	2,847
Financing expenses
Interest expense on convertible debenture		167	235	341	465
Interest expense on leases	11	180	127	347	252
Interest expense on loans	11	82	97	181	182
Interest expense on revolver		13	13	25	25
Amortization of financing costs	11	35	36	70	70
Other interest expense, net		10	5	22	5
Loss on foreign currency transactions		85	98	126	100
Change in fair value of warrants		—	6,043	—	6,391
Change in fair value of debentures	11	(1,319)	7,254	(1,058)	7,889
Income (loss) before taxes from continuing operations		5,191	(12,490)	3,208	(12,532)
Provision (benefit) for income taxes		155	—	303	(1,407)
Net income (loss)		$5,036	$(12,490)	$2,905	$(11,125)

Net income (loss) per share (Note 15)
Basic earnings (loss) per share		$0.15	$(0.43)	$0.09	$(0.39)
Diluted earnings (loss) per share		$0.14	$(0.43)	$0.08	$(0.39)
Weighted average number of common shares outstanding in thousands:
Basic		33,438	29,294	33,393	28,803
Diluted		35,577	29,294	35,700	28,803

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	2

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’

EQUITY (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Number of					Total
		Shares	Capital	Contributed	Shares to	Accumulated	shareholders'
	Notes	(000’s)	stock	surplus	be Issued	Deficit	equity
Balance September 30, 2020		28,069	171,405	16,519	—	(159,689)	$28,235
Net loss		—	—	—	—	(11,125)	(11,125)
Stock-based compensation	12	—	—	27	—	—	27
Exercise of warrants, including transfer of derivative warrant liability of $1,725	12	968	6,524	—	—	—	6,524
Shares to be issued for acquisition		—	—	—	3,033	—	3,033
Issuance of stock to be issued		629	2,376	—	(2,376)	—	—
Conversion of debentures		619	4,349	—	—	—	4,349
Compensation options exercised	12	263	1,311	(311)	—	—	1,000
Stock options exercised	12	20	98	(47)	—	—	51
Balance March 31, 2021		30,568	$186,063	$16,188	$657	$(170,814)	$32,094

Balance September 30, 2021		33,350	$202,827	$21,001	$657	$(165,863)	$58,622
Net income		—	—	—	—	2,905	2,905
Conversion of debentures	11	160	887	—	—	—	887
Stock options exercised	12	21	49	(24)	—	—	25
Stock-based compensation	12	—	—	3,271	—	—	3,271
Balance March 31, 2022		33,531	$203,763	$24,248	$657	$(162,958)	$65,710

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	3

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of US Dollars, except per share amounts)

		Six months	Six months
		ended March 31,	ended March 31,
	Notes	2022	2021
Operating activities
Net income (loss) from continuing operations		$2,905	$(11,125)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,7	10,473	7,621
Amortization of financing costs	11	70	70
Accretion of purchase price payable	3	23	—
Interest expense on leases and loans	11	532	434
Loss on foreign currency transactions		126	100
Loss on fair value of warrants	11	—	6,391
(Gain) loss on fair value of convertible debentures	11	(1,058)	7,889
Gain on disposal of property and equipment		(3)	(29)
Stock-based compensation	12	3,271	27
Other income from government grant	8	(4,254)	—
Bad debt expense	4	5,579	4,289
Change in inventory reserve		45	185
Deferred income taxes		—	(1,407)
Change in working capital:
Net increase in accounts receivable		(5,576)	(4,815)
Net increase in inventory		(571)	(2,366)
Net (increase) decrease in prepaid and other current assets		396	(260)
Net increase (decrease) in deferred revenue		(117)	35
Net increase (decrease) in accounts payables and accrued liabilities		352	(415)
Net cash flow provided by operating activities		12,193	6,624
Investing activities
Purchase of property and equipment	6	(3,683)	(1,178)
Cash proceeds from sale of property and equipment		227	153
Cash paid for acquisitions	3	(16,485)	(7,670)
Net cash flow used in investing activities		(19,941)	(8,695)
Financing activities
Repayments of loans	11	(6,359)	(4,739)
Repayments of leases		(2,036)	(1,497)
Payments of purchase price payable	3	(1,182)	(576)
Proceeds from exercise of warrants	12	—	4,799
Proceeds from exercise of options	12	24	1,051
Net cash flow used in financing activities		(9,553)	(962)

Net decrease in cash		(17,301)	(3,033)

Effect of exchange rate changes on cash held in foreign currencies		83	964

Cash, beginning of period		34,612	29,227
Cash, end of period		$17,394	$27,158

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page	4

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Quipt Home Medical Corp. (“Quipt” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 666 Burrard St, Vancouver, British Columbia, V6C 2Z7. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth.

The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. on May 13, 2021.

The Company’s shares are traded on the TSX Venture Exchange under the symbol QIPT. On May 27, 2021, the stock began trading on NASDAQ in the United States under the symbol QIPT. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis that assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.

COVID-19 pandemic

In light of the ongoing spread of the novel coronavirus, or COVID-19, in the United States and abroad, including the emergence of new variants of the coronavirus, government and public health authorities continue to recommend or impose regulations designed to protect human life, but which have simultaneously had (and are expected to continue to have) serious adverse impacts on domestic and foreign economies. COVID-19COVID-19

In response to the COVID-19 pandemic, the Company has implemented protocols and procedures for the safety and protection of its employees (including patient-facing employees providing respiratory and other services), maximizing the availability of its services and products to support patient health needs, and the operational and financial stability of its business. The Company continues to make adjustments in response to changing government regulations and directives. COVID-19 and the emergence of variants could further impact the Company’s expected timelines and operations, its third-party service providers or suppliers, as a result of quarantines, facility closures, travel and logistics restrictions and other limitations in connection with the outbreak.

It is unknown how long the adverse conditions associated with COVID-19 and subsequent variants will last and what the complete financial effect will be to the Company’s business, operations, and financial results. Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at the Company’s retail stores, changes in the number of Americans with health insurance resulting in a change in demand

Page	5

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession.

To the extent the ongoing COVID-19 pandemic, or other health epidemic or outbreak, adversely affects the Company’s business and financial results, it may also have the effect of heightening many of the other risks described in this Risk Factors section.COVID-19 Because of the highly uncertain and dynamic nature of events relating to the continuing COVID-19 pandemic, it is not currently possible to estimate its impact on the Company’s business, results of operation and financial condition beyond that discussed above. However, these effects could have a material impact and the Company intends to continue to monitor the ongoing COVID-19 pandemic situation. The continuing nature and scope of COVID-19’s impacts to the Company’s business and operations will depend on a series of evolving factors and developments that are difficult to assess, predict, or control, which include, but are not limited to, the following:

•the severity and duration of the pandemic, including additional outbreaks or spikes in the number of COVID-19 cases, future mutations or related variants of the virus, and the efficacy and availability of vaccines;

•the extent and duration of the effect on consumer confidence, economic well-being, deferred medical care, the rate of elective procedures and even recommended screening tests, as well as customer demand;

•the duration, degree, and impact of governmental, business, or other measures implemented in response to the pandemic;

•the impacts on the Company’s distribution channels and supply chain;

•volatility or disruptions in the credit and financial markets;

•increased cyber security risks, including as a result of the Company’s employees, business partners, vendors, suppliers and other third parties with which the Company does business, working remotely;

•evolving macroeconomic factors, including general economic uncertainty, product costs, unemployment rates, and recessionary and inflationary pressures;

•the impact of the pandemic on economic activity and the pace and extent of recovery when the pandemic subsides, which may vary materially over time and among the different regions and markets the Company serves;

•the long-term impact of the COVID-19 pandemic on the global economy, financial markets, trade relations, consumer behavior, the industry in which the Company operates, and its business operations; and

•relaxation or lifting of government mandates and restrictions related to COVID-19, such as the mask mandate.

See Note 8 for relief payments the Company received related to the U.S. Coronavirus Aid, Relief and Economic Security (“CARES”) Act.

Page	6

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

2.	Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”, using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2021 and 2020.

The Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2021 and 2020.

The unaudited consolidated financial statements were approved and authorized for issue by the Board of Directors on May 16, 2022.

The consolidated financial statements, which are presented in US dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisitions, and calculation of deferred taxes.

The following are the key estimates and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year:

a) Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payor. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and

Page	7

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting estimated revenue as required.

Rental of medical equipment

The Company rents medical equipment to customers for a fixed monthly amount on a month-to-month basis. The customer generally has the right to cancel the lease at any time during the rental period. The Company considers these rentals to be operating leases. Under IFRS 16 - “Leases”, the Company recognizes rental revenue on operating leases on a straight-line basis over the contractual lease term, resulting in deferred revenue for the portion of the monthly rent collected that is earned after the consolidated statement of financial position date. The term begins on the date products are delivered to patients, and revenues are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including Medicare, private commercial payors, and Medicaid. Certain customer co-payments are included in revenue when payment is considered probable.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application or claim denial.

Sales of medical equipment and supplies

The Company sells equipment, replacement parts, and supplies to customers and recognizes revenue based on contractual payment rates as determined by the payors at the point in time where control of the good or service is transferred through delivery to the customer. The payors are generally charged at the time that the product is sold.

The transaction price on equipment sales is the amount that the Company expects to receive in exchange for the goods and services provided. Due to the nature of the industry, gross charges are retail charges and generally do not reflect what the Company is ultimately paid. As such, the transaction price is constrained for the difference between the gross charge and what is estimated to be collected from payors and from patients. The transaction price therefore is predominantly based on contractual payment rates as determined by the payors. The Company does not generally contract with uninsured customers but does offer point-of-sale payments at retail outlets. The payment terms and conditions of customer contracts vary by customer type and the products and services offered.

The Company determines its estimates of contractual allowances and discounts based upon contractual agreements and historical experience. While the rates are fixed for the product or service with the customer and the payors, such amounts typically include co-payments, co-insurance, and deductibles, which vary in amounts, and are due from secondary insurance providers and/or the patient. The Company includes in the transaction price only the amount that the Company expects to be entitled, which is substantially all of the payor billings at contractual rates.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenue and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain

Page	8

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of claim approval or denial.

Returns and refunds are not accepted on equipment sales. The Company does not offer warranties to customers in excess of the manufacturer’s warranty. Any taxes due upon sale of the products or services are not recognized as revenue. The Company does not have any partially or unfilled performance obligations related to contracts with customers and as such, the Company has no contract liabilities as of March 31, 2022, relating to sale of medical equipment and supplies.

b) Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains a reserve for expected credit losses. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated balance sheets. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operations and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

c) Valuation of inventories

Inventory is recorded at the lower of cost or market. Inventory is expensed through cost of inventory sold when shipped to customers or transferred to property and equipment when rented to customers. The Company estimates that a certain portion of inventory purchased may be excess, obsolete, or non-saleable. The Company maintains a provision for obsolescence for these items. Valuation of the inventory was assessed, and all inventory items which are more than two years are old and not supported by recent sales were provided for 40% in accordance with Company’s policy.

d) Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Rental equipment	1-5 years
Computer equipment	3-5 years
Office furniture and fixtures	5-10 years
Leasehold improvements	Life of lease (1-7 years)

Page	9

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Right-of-use vehicles	5 years
Right of use real estate leases	Life of lease (1-6 years)

Depreciation of rental equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

e) Intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful Life
Non-compete agreements	5 Years
Trademarks	10 Years
Customer contracts	2 Years
Customer relationships	10 Years

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

f) Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Page	10

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Critical Accounting Judgements

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

a) Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency. Determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

b) Business combinations

In accordance with IFRS 3, Business Combinations (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in a business acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

c) Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of income (loss) and comprehensive income (loss) when incurred.

Financial instruments

Fair value measurement

Assets and liabilities carried at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Where financial instruments are traded in active financial markets; fair value is determined by reference to the appropriate quoted market price at the reporting date. Active markets are those in which transactions occur in significant frequency and volume to provide pricing information on an ongoing basis;

Page	11

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Level 2 – If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm’s length market transaction and comparisons to the current fair value of similar instruments, but where this is not feasible, inputs such as liquidity risk, credit risk and volatility are used; and

Level 3 – In this level, fair value determinations are made with inputs other than observable market data.

Cash and cash equivalents are classified as Level 1. The convertible debentures have been valued using Level 1 inputs.

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including credit risk, liquidity risk and interest rate risk), credit risk, and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies promulgated by the Board of Directors. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily more than the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable is due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. Receivables generally are collected within industry norms for third-party payors. The Company continuously monitors collections from its clients and maintains a reserve for expected credit losses based upon any specific payor collection issues that are identified and historical experience. The expected loss rates are based on the historical loss rates and are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables, such as the unemployment rate of the states in which it conducts business. Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, a failure to make contractual payments after multiple collection efforts, including third party collection agencies.

As of March 31, 2022, the Company has approximately 8% of the Company’s receivables due from Medicare. As this is a federal health insurance program in the United States, there is nominal credit risk associated with these balances.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

As of March 31, 2022, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $28,515,000 of liabilities that are due within one year but has $43,950,000 of current assets and availability under the revolving credit facility to meet those obligations.

Page	12

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with Chartered Canadian and registered US financial institutions. The Company considers this risk to be immaterial. The interest on the debenture and equipment loans is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates.

3.	Acquisition of businesses and purchase accounting

Acquisition of Thrift Home Care, Inc

On October 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Thrift Home Care, Inc. (Thrift), a Mississippi-based company in the same industry as the Company. The purchase price was $2,171,000 of which $1,804,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $367,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $8,000 of professional fees in conjunction with the acquisition.

The revenues and net loss for Thrift for the six months ended March 31, 2022 was approximately $1,050,000 and $(75,000), respectively.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to: property and equipment, intangible assets acquired, deferred tax liabilities, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets that is provisional pending final valuations of the assets and liabilities is as follows:

Cash	$452
Accounts receivable	165
Inventory	150
Property and equipment	220
Right of use real estate	834
Goodwill (provisional)	1,373
Accounts payable	(140)
Accrued liabilities	(33)
Deferred revenue	(40)
Lease liabilities	(810)
Net assets acquired	$2,171
Cash paid at closing	$1,804
Cash to be paid after closing, included in purchase price payable	367
Consideration paid or payable	$2,171

The goodwill is attributable to expected synergies from the combined operations. None of the goodwill is deductible for income tax purposes.

Page	13

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Acquisition of Heckman Healthcare Services & Supplies, Inc.

On November 1, 2021, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of Heckman Healthcare Services & Supplies, Inc (Heckman). Heckman is an Illinois based company in the same industry as the Company. The purchase price was $2,434,000, of which $2,103,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $331,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $6,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net loss for Heckman for the six months ended March 31, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $1,100,000 and $(5,000), respectively, of which approximately $900,000 and $(5,000) were recognized in the period from November 1, 2021 to March 31, 2022.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to property and equipment, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and liabilities is as follows:

Cash	$169
Accounts receivable	146
Inventory	369
Property and equipment	613
Right of use real estate	67
Goodwill (provisional)	1,351
Accounts payable	(159)
Accrued liabilities	(95)
Deferred revenue	(27)
Net assets acquired	$2,434
Cash paid at closing	$2,103
Cash to be paid after closing, included in purchase price payable	331
Consideration paid or payable	$2,434

The goodwill is attributable to expected synergies from the combining operations. None of the goodwill is deductible for income tax purposes.

Acquisition of Southeastern Biomedical Services, LLC

On November 9, 2021, the Company, through newly-created entity SE Biomedical Holdco, LLC (Southeastern Bio), a Kentucky limited liability company, entered into a purchase agreement to acquire substantially all of the assets of Southeastern Biomedical Services, LLC.  Southeastern Bio provides repair parts and service, calibration, and electrical safety for the durable medical equipment industry, and was a vendor of the Company. The purchase price was $697,000, of which $600,000 was paid in cash at closing, with remaining holdbacks payable on the six- and twelve-month

Page	14

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

anniversaries of the acquisition discounted at 2.39% for a fair value of $97,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $5,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net loss for Southeastern Bio for the six months ended March 31, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $1,000,000 and $(162,000), respectively, of which approximately $800,000 and $(90,000) were recognized in the period from November 9, 2021 to March 31, 2022.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to: property and equipment, intangible assets acquired, deferred tax liabilities, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and liabilities and is as follows:

Accounts receivable	$118
Inventory	75
Property and equipment	85
Right of use real estate	196
Goodwill (provisional)	487
Accounts payable	(126)
Lease liabilities	(138)
Net assets acquired	$697
Cash paid at closing	$600
Cash to be paid after closing, included in purchase price payable	97
Consideration paid or payable	$697

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Acquisition of At Home Health Equipment, LLC

On January 1, 2022, the Company, through PHM Logistics Corporation, entered into a purchase agreement to acquire all the shares of At Home Health Equipment, LLC (At Home). At Home is an Indiana based company in the same industry as the Company. The purchase price was $13,265,000, of which $11,798,000 was paid in cash at closing, with remaining holdbacks due on the six- and twelve-month anniversaries of the acquisition discounted at 2.39% for a fair value of $1,287,000. The Company has determined that the transaction is an acquisition of a business under IFRS 3, and it has been accounted for by applying the acquisition method. The Company expensed $21,000 of professional fees in conjunction with the acquisition.

The pro forma revenues and net income for At Home for the six months ended March 31, 2022 as if the acquisition had occurred on October 1, 2021 was approximately $6,400,000 and $100,000, respectively, of which approximately $3,100,000 and $100,000 were recognized in the period from January 1, 2022 to March 31, 2022.

The primary areas of the preliminary purchase price allocation that are not yet finalized relate to property and equipment, working capital adjustments, and purchase price. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement

Page	15

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. The fair value of the acquired assets is provisional pending final valuations of the assets and liabilities is as follows:

Cash	$495
Accounts receivable	1,346
Inventory	1,407
Prepaid and other current assets	63
Property and equipment	375
Right of use real estate	532
Right of use vehicles	800
Goodwill (provisional)	10,332
Accounts payable	(600)
Accrued liabilities	(284)
Deferred revenue	(135)
Lease liabilities	(1,066)
Net assets acquired	$13,265
Cash paid at closing	$11,978
Cash to be paid after closing, included in purchase price payable	1,287
Consideration paid or payable	$13,265

The goodwill is attributable to expected synergies from the combining operations. All of the goodwill is deductible for income tax purposes.

Purchase Price Payable

The purchase price payable included on the statements of financial position consists of amounts related to prior period acquisitions in addition to the three fiscal year 2022 acquisitions less payments made to date. Below is the movement in purchase price payable for the six months ended March 31, 2022:

Balance September 30, 2020 (current $857 plus long-term $560)	$1,417
Additions from acquisitions	1,261
Accretion of interest	—
Payments on prior period acquisitions	(576)
Balance March 31, 2021 (current $1,969 plus long-term $133)	$2,102

Balance September 30, 2021 (current $2,383 plus long-term $133)	$2,516
Additions from acquisitions	2,082
Accretion of interest	23
Payments on prior period acquisitions	(1,182)
Balance March 31, 2022 (current $3,306 plus long-term $133)	$3,439

Page	16

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

4.	Accounts Receivable

Accounts receivable represents amounts due from insurance companies and patients. As of March 31, 2022, the Company has approximately 8% of the Company’s receivables due from Medicare:

	As at	As at
	March 31, 2022	September 30, 2021
Gross receivable	$19,734	$15,413
Reserve for expected credit losses	(6,024)	(3,475)
Total	$13,710	$11,938

		Reserve for
	Gross	expected
As at September 30, 2021	Receivables	credit losses	Net Receivables
0 – 90 days	$11,279	$(1,418)	$9,861
91 – 180 days	2,027	(731)	1,296
Over 180 days	2,107	(1,326)	781
Total	$15,413	$(3,475)	$11,938
As at March 31, 2022
0 – 90 days	$15,144	$(2,899)	$12,245
91 – 180 days	2,591	(1,428)	1,163
Over 180 days	1,999	(1,697)	302
Total	$19,734	$(6,024)	$13,710

Below is the movement in the reserve for expected credit losses:

		For the year
	Six months	ended
	ended March 31,	September 30,
Reserve for expected credit losses	2022	2021
Opening balance	$3,475	$5,036
Bad debt expense	5,579	7,957
Amounts written off	(3,030)	(9,518)
Ending balance	$6,024	$3,475

5.	Inventory

The following chart represents the components of inventory as at March 31, 2022 and September 30,2021:

	As at March 31,	As at September 30,
	2022	2021
Serialized	$2,377	$2,369
Non-serialized	9,486	6,922
Reserve for slow-moving inventory	(83)	(38)
Total Inventory	$11,780	$9,253

The reserve for slow-moving inventory is included under cost of inventory sold in the condensed consolidated interim statement of income (loss) and comprehensive income (loss).

Page	17

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

6.	Property and equipment and right of use assets

			Office		Buildings and	Right of use	Right of use
	Rental	Computer	furniture and		Leasehold	assets –	assets – Real
Cost	equipment	equipment	fixtures	Land	improvements	Vehicles	estate	Total
Balance September 30, 2020	$22,568	$171	$333	$—	$1,364	$2,872	$4,990	$32,298
Transfers from inventory	5,088	—	—	—	—	—	—	5,088
Additions	—	4	—	—	22	157	1,171	1,354
Acquisitions	2,228	—	2	—	—	14	375	2,619
Disposals and write offs	(4,929)	(24)	(11)	—	(7)	(288)	(384)	(5,643)
Balance March 31, 2021	$24,955	$151	$324	$—	$1,379	$2,755	$6,152	$35,716

Balance September 30, 2021	$31,146	$155	$327	$—	$1,498	$4,175	$7,750	$45,051
Transfers from inventory	8,063	—	—	—	—	—	—	8,063
Additions	—	—	—	—	1	241	517	759
Acquisitions	695	—	85	211	303	985	1,443	3,722
Disposals and write offs	(7,502)	(35)	(181)	—	—	(509)	(443)	(8,670)
Balance March 31, 2022	$32,402	$120	$231	$211	$1,802	$4,892	$9,267	$48,925

			Office		Buildings and	Right of use	Right of use
	Rental	Computer	furniture and		Leasehold	assets –	assets – Real
Accumulated depreciation	equipment	equipment	fixtures	Land	improvements	Vehicles	estate	Total
Balance September 30, 2020	$12,311	$106	$229	$—	$309	$1,182	$1,494	$15,631
Depreciation	5,576	16	30	—	59	335	953	6,969
Disposals and write offs	(4,917)	(24)	(11)	—	(7)	(279)	(281)	(5,519)
Balance March 31, 2021	$12,970	$98	$248	$—	$361	$1,238	$2,166	$17,081

Balance September 30, 2021	$16,419	$104	$279	$—	$431	$1,635	$2,677	$21,545
Depreciation	7,621	14	55	—	80	626	1,162	9,558
Disposals and write offs	(7,478)	(35)	(181)	—	—	(331)	(343)	(8,368)
Balance March 31, 2022	$16,562	$83	$153	$—	$511	$1,930	$3,496	$22,735

Page	18

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

			Office		Buildings and	Right of use	Right of use
	Rental	Computer	furniture and		Leasehold	assets –	assets – Real
Net Book Value	equipment	equipment	fixtures	Land	improvements	Vehicles	estate	Total
Balance September 30, 2020	$10,257	$65	$104	$—	$1,055	$1,690	$3,496	$16,667
Balance March 31, 2021	$11,985	$53	$76	$—	$1,018	$1,517	$3,986	$18,635
Balance September 30, 2021	$14,727	$51	$48	$—	$1,067	$2,540	$5,073	$23,506
Balance March 31, 2022	$15,840	$37	$78	$211	$1,291	$2,962	$5,771	$26,190

Out of the $8,063,000 rental equipment transferred from inventory during the six months ended March 31, 2022, the Company obtained equipment loans (Note 11) for $4,381,000 with the balance of $3,682,000 paid in cash. For the six months ended March 31, 2021, the Company obtained equipment loans of $3,936,000 with the balance of $1,152,000 paid in cash.

7.	Goodwill and Intangible Assets

						Sub-total
		Non-				intangibles
		compete		Customer	Customer	with finite
Cost	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2020	$3,895	$637	$1,881	$3,851	$11,766	$18,135	$22,030
Acquisitions	7,590	220	520	—	4,670	5,410	13,000
Disposals	—	—	—	—	(144)	(144)	(144)
Balance March 31, 2021	$11,485	$857	$2,401	$3,851	$16,292	$23,401	$34,886

Balance September 30, 2021	$12,456	$1,007	$3,251	$3,851	$20,690	$28,799	$41,255
Acquisitions	13,543	—	—	—	—	—	13,543
Disposals	—	—	—	—	(2)	(2)	(2)
Balance March 31, 2022	$25,999	$1,007	$3,251	$3,851	$20,688	$28,797	$54,796

						Sub-total
		Non-				intangibles
		compete		Customer	Customer	with finite
Accumulation amortization	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2020	$—	$522	$989	$3,845	$7,200	$12,556	$12,556
Amortization	—	38	88	5	521	652	652
Disposals	—	—	—	—	(144)	(144)	(144)
Balance March 31, 2021	$—	$560	$1,077	$3,850	$7,577	$13,064	$13,064

Balance September 30, 2021	$—	$607	$1,200	$3,851	$8,267	$13,925	$13,925
Amortization	—	50	136	—	729	915	915
Disposals	—	—	—	—	(2)	(2)	(2)
Balance March 31, 2022	$—	$657	$1,336	$3,851	$8,994	$14,838	$14,838

Sub-total

Page	19

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

		Non-				intangibles
		compete		Customer	Customer	with finite
Net carrying amount	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2020	$3,895	$115	$892	$6	$4,566	$5,579	$9,474
Balance March 31, 2021	$11,485	$297	$1,324	$1	$8,715	$10,337	$21,822
Balance September 30, 2021	$12,456	$400	$2,051	$—	$12,423	$14,874	$27,330
Balance March 31, 2022	$25,999	$350	$1,915	$—	$11,694	$13,959	$39,958

8.	Government Grant

During the year ended September 30, 2020, the Company received payments related to the two separate provisions of the US CARES Act.

Payroll Protection Plan (“PPP’)

On April 16, 2020, the Company received $4,254,000 related to the PPP, which was to assist companies in maintaining their workforce. The PPP provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses. The loans and accrued interest were forgivable if the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities for up to twenty-four weeks, and maintains certain payroll levels. On March 23, 2022, the loan was forgiven, and other income in the amount of $4,254,000 has been recorded on the condensed consolidated interim statements of income (loss) for the three and six months ended March 31, 2022.

Public Health and Social Services Emergency Fund (“Relief Fund”)

During the year ended September 30, 2020, the Company received $1,797,000 from the Relief Fund, which was established to support healthcare providers to prevent, prepare for, and respond to coronavirus, including health care related expenses or lost revenues, subject to certain terms and conditions. If those terms and conditions are met, payments do not need to be repaid. No expenses related to the PPP can be used to meet the terms and conditions for the Relief Fund.

In September 2021, the Company submitted its filing with the Health and Human Services (“HHS”) supporting the use of the funds under the terms and conditions of the Relief Fund. The HHS has not indicated whether any formal notification of acceptance will be provided. The Company has accounted for the proceeds under IAS 20. The cash inflow has been reported as a financing activity. The original proceeds were recognized as a liability, which was reduced based on certain related costs incurred. During the year ended September 30, 2020, the Company reduced the liability by $1,166,000, which was included in other income in the consolidated statements of income (loss) and comprehensive income (loss). No reduction was recorded in the six months ended March 31, 2022 or 2021.

	Current	Long-term	Total
Balance September 30, 2020	$2,599	$2,286	$4,885
Change in current and long-term portions	709	(709)	—
Balance March 31, 2021	$3,308	$1,577	$4,885

Balance September 30, 2021	$4,885	$—	$4,885
Loan forgiveness recognized as Other income	(4,254)	—	(4,254)
Balance March 31, 2022	$631	$—	$631

Page	20

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

9.	Deferred Revenue

Activity for deferred revenue for the six months ended March 31, 2022 and year ended September 2021 is as follows:

	For the three
	months ended	For the year ended
	March 31, 2022	September 30, 2021
Beginning balance	$2,452	$1,804
Acquisitions	202	316
Net change	(118)	332
Ending balance	$2,536	$2,452

10.	Derivative warrant liability

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 27,678,826 units, respectively. Each unit consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), for a total of 13,839,413 Warrants. Each Warrant will be exercisable to acquire one common share for a period of 12 months following the closing at an exercise price of C$6.40 per share. During the year ended September 30, 2020, 13,559,300 Warrants for 3,389,825 common shares were exercised, and the remaining 280,113 Warrants for 70,028 common shares expired on June 29, 2021. The Warrants were recorded as a liability since they are denominated in Canadian Dollars and the Company’s functional currency is US dollars. A revaluation was performed each period end, with the change in fair value recorded in the caption “Change in fair value of warrants.” Upon exercise, the warrant liability was derecognized and transferred to equity.

Warrant activity for the six months ended March 31, 2022 and 2021 is provided below:

	For the six	For the six
	months ended	months ended
	March 31, 2022	March 31, 2021
Beginning balance	$—	$1,855
Exercised	—	(1,725)
Change in fair value	—	6,391
Change in foreign exchange rate	—	207
Ending balance	$—	$6,728

11.	Long-term Debt

Debentures

On March 7, 2019, the Company issued C$15,000,000 ($12,000,000) in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 ($800) debenture is convertible at the option of the holder into 192.31 common shares. As of September 30, 2021, C$4,041,000 ($3,172,000) of debentures had been converted into common shares, leaving C$10,959,000 ($8,601,000) of face value debentures remaining. During the six months ended March 31, 2022, C$834,000 ($660,000) of debentures were converted into

Page	21

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

common shares, leaving C$10,125,000 ($8,102,000) of face value of the debentures remaining. The fair value of the debentures on the dates of conversion totaled C$1,121,000 ($887,000). After three years from the date of issuance, the Company can force conversion of the outstanding principal at a conversion price of C$5.20, if the daily volume weighted average price of the common shares exceeds C$6.48 per share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price of C$124 ($99) and C$137 ($109) as of March 31, 2022 and September 30, 2021, respectively, per unit. A gain of $1,319,000 and $1,058,000 was recorded for the three and six months ended March 31, 2022, respectively. A loss of $7,254,000 and $7,889,000 was recorded for the three and six month ended March 31, 2021, respectively. Following is the movement in these debentures:

	Six months ended	Year ended
	March 31, 2022	September 30, 2021
Beginning balance	$11,784	$12,930
Conversion to common shares	(887)	(5,359)
Change in fair value	(1,058)	3,591
Change in foreign exchange rate	208	622
Ending balance	$10,047	$11,784

In conjunction with issuance of the debentures, the Company issued compensation options to the underwriters for 129,808 shares of the Company at an exercise price of C$5.20 for a period of two years from the closing of the transaction. The fair value of the options has been valued at $1.02 per option for a total of $133,000 using the Black-Scholes pricing model.

Compensation options activity for the year ended September 30, 2021 and six months ended March 31, 2022 is provided below:

	Number	Weighted
	(000s)	average exercise price
Balance September 30, 2020	130	C$	5.20
Exercised	(130)		5.20
Balance March 31, 2021	—	C$	—

Balance September 30, 2021	—	C$	—
Exercised	—		—
Balance March 31, 2022	—	C$	—

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the suppliers’ designated financial institutions, under which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve

Page	22

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. There are no covenants with the loans and the carrying value of the equipment that is pledged as security against the loans is $9,587,000 and $6,939,000 as of March 31, 2022 and September 30, 2021, respectively.

Following is the activity in equipment loans for the six months ended March 31, 2022 and 2021:

	Six months ended	Six months ended
	March 31, 2022	March 31, 2021
Beginning balance	$7,384	$4,750
Additions:
Acquisitions	—	3,005
Operations	4,381	3,936
Interest expense	181	182
Repayments	(6,355)	(4,739)
Ending balance	5,591	7,134
Current portion, less than 1 year	5,351	6,197
Long-term portion, due between 1 and 5 years	$240	$937

Leases Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%.

Below is the movement in lease liabilities for the six months ended March 31, 2022 and 2021:

		Real
	Vehicles	estate	Total
Balance September 30, 2020	$1,627	$3,640	$5,267
Additions during the period:
Acquisitions	—	452	452
Operations	157	1,171	1,328
Interest	74	178	252
Repayments	(325)	(1,172)	(1,497)
Balance March 31, 2021	$1,533	$4,269	$5,802

Balance September 30, 2021	$2,414	$5,351	$7,765
Additions during the period:
Acquisitions	571	1,443	2,014
Operations	241	517	758
Interest	103	244	347
Change in lease terms	—	(78)	(78)
Repayments	(732)	(1,304)	(2,036)
Balance March 31, 2022	$2,597	$6,173	$8,770

Page	23

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Future payments pursuant to lease liabilities are as follows:

	As at	As at
	March 31, 2022	September 30, 2021
Less than 1 year	$3,575	$3,491
Between 1 and 5 years	6,321	5,367
More than five years	287	38
Gross lease payments	10,183	8,896
Less: finance charges	(1,413)	(1,131)
Net lease liabilities	$8,770	$7,765

SBA Loan

In conjunction with an acquisition on February 1, 2021, the Company assumed an SBA Loan. The face amount of the loan is $150,000 and bears interest at stated interest rate of 3.75%. Due to the below-market interest rate, the Company valued the loan at the net present value of the payments using its incremental borrowing rate of 6%, resulting in a fair value on the acquisition date of $122,000. The loan is payable in 360 monthly installments of $731 beginning June 2021 and is secured by substantially all the assets of the acquired subsidiary.

Following is the activity in the SBA Loan for the six months ended March 31, 2022:

	Six months ended	Six months ended
	March 31, 2022	March 31, 2021
Beginning balance	$121	$—
Additions:
Interest expense	4	—
Repayments	(4)	—
Ending balance	$121	$—

Revolving Credit Facility

In September 2020, the Company entered a $20,000,000 asset-based revolving credit facility with a US bank. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused commitment fee of 0.3%. The Company has no borrowings from this facility as at March 31, 2022 and September 30, 2021. Interest expense for the facility for the three and six months ended March 31, 2022 totaled $13,000 and $25,000, respectively, and primarily related to the unused commitment fee. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and expected future revenues from existing customer rentals. Issuance costs are recorded in “deferred financing costs” on the consolidated statements of financial position and are being amortized on a straight-line over the four-year term of the facility for a total of  $35,000 and $36,000 for the three months ended March 31, 2022 and 2021 and $70,000 and $70,000 for the six months ended March 31, 2022 and 2021, respectively.

12.	Share capital

The Company considers its capital to be shareholders’ equity, which is comprised of capital stock, contributed surplus, shares to be issued, and accumulated deficit, in the amount of $65,710,000 and $58,622,000 as at March 31, 2022 and September 30, 2021, respectively.

Page	24

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity, and long-term debt, including debentures, equipment loans and leases.

Management reviews its capital management approach on an ongoing basis and believes that given the relative size of the Company, this approach is reasonable. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash, and short-term guarantee deposits, held with major Canadian and US financial institutions.

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. The preferred shares issuable in series will have the rights, privileges, restrictions, and conditions assigned to the series upon the Board of Directors approving their issuance.

Issued share capital

The Company has only one class of common stock outstanding. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a reduction of equity, net of any income tax effects. Accumulated other comprehensive income represents items such as cumulative, foreign currency translation adjustments, the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale, and changes in fair value of derivatives designated as cash flow hedges and is presented as a separate component of shareholders’ equity on the consolidated statements of financial position. The Company does not currently participate in hedging activities.

Bought deals and private placements

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for a total of 27,678,826 pre-consolidation units, comprising 27,678,826 pre-consolidation shares, or 6,919,706 post-consolidation shares, and 27,678,826 warrants. Each unit issued was issued at a pre-consolidation price of C$1.15 for total gross proceeds of C$31,831,000 ($23,462,000) and consisted of one pre-consolidation common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”) for a total of 13,839,413 Warrants. The fair value of the Warrants was recorded as a liability and valued at June 29, 2020, at $0.12, for a total of $1,628,000, using the Black-Scholes pricing model, as described in Note 10. Upon exercise, the warrant liability was derecognized and transferred to equity.

Following the consolidation, for every four Warrants exercised in accordance with its terms, the holder will be entitled to acquire one common share for a period of 12 months following the closing at an exercise price of C$6.40 per share. During the year ended September 30, 2021, 13,559,300 Warrants for 3,389,825 common shares were exercised, for total proceeds of C$21,695,000, or $17,473,000.

Page	25

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Warrant activity for the six months ended March 31, 2022 and 2021 is provided below:

	Number	Weighted
	(000s)	average exercise price
Balance September 30, 2020	3,460	C$	6.40
Exercised	(969)		6.40
Balance March 31, 2021	2,491	C$	6.40

Balance September 30, 2021	—	C$	—
Exercised	—		—
Balance March 31, 2022	—	C$	—

Issuance costs of $2,855,000 in cash were incurred in prior periods. These costs were allocated ratably between common shares and warrant liability, with $2,645,000 recorded as a reduction of equity and $210,000 recorded as “Transaction costs on issuance of financial liabilities.” The Company issued compensation options to the underwriter for 367,826 shares at the issue price of C$4.60 for a period of two years from the closing of the offering. The fair value of the options has been valued at $1.24 for a total of $456,000.

Activity for the June 2020 compensation options for the six months ended March 31, 2022 and 2021 is as follows:

	Number	Weighted
	(000s)	average exercise price
Balance September 30, 2020	353	C$	4.60
Exercised	(133)		4.60
Balance March 31, 2021	220	C$	4.60

Balance September 30, 2021	115	C$	4.60
Exercised	—		—
Balance March 31, 2022	115	C$	4.60

Shares to be issued

In conjunction with an acquisition on October 23, 2020, a portion of the purchase price is payable in shares. $2,376,000 (629,000 shares at a fair value of $3.78 per share) was issued in January 2021, and $657,000 (246,000 shares at a fair value of $2.67) is expected to be issued in August 2022. The fair value of the stock has been discounted by 15% and 25%, respectively, using the Black-Scholes pricing model for put options, to reflect the inability to sell the stock for a period and for the time between the date of the acquisition and the dates the stock is to be issued.

Stock options and grants

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options having varying vesting periods and the options granted during the six months ended March 31, 2022 vest quarterly over quarterly over eight or twelve quarters.

Page	26

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

A summary of stock options is provided below:

		Weighted
	Number of options (000’s)	average exercise price
Balance September 30, 2020	2,627	C$	1.99
Granted	50		6.16
Exercised when weighted average share price was C$6.81	(20)		3.34
Expired	(58)		3.90
Forfeited	(1)		1.50
Balance March 31, 2021	2,598	C$	1.81

Balance September 30, 2021	3,786	C$	4.15
Issued	175		6.75
Exercised when weighted average share price was C$6.57	(21)		1.50
Expired	(13)		5.89
Forfeited	(95)		8.48
Balance March 31, 2022	3,832	C$	4.16

At March 31, 2022, the Company had 4,514,480 vested stock options with a weighted average exercise price of C$4.90.

The fair value of the stock options granted used the Black-Scholes option pricing model calculated using the following assumptions:

	Six months Ended	Six months Ended
	March 31,	March 31,
	2022	2021
Share price at grant date	C$6.75	C$6.16
Risk-free interest rate	1.78%	0.92%
Expected volatility based on most recent 3 years' trading prices	55.67%	55.08%
Expected life of option	10 years	4 years
Expected dividend yield	Nil	Nil

Restricted stock units

On May 20, 2021, there were 953,750 restricted stock units granted to officers and directors. Each unit represents the right to receive one common share, and vests over a period of two years from the grant date at the rate of one-eighth every three months commencing three months after the grant date, with 340,156 restricted stock units being vested as of March 31, 2022. The shares are to be issued in the calendar year subsequent to the calendar year in which the units vested, or earlier upon a Change in Control, as defined.

On February 1, 2022, there were 81,340  restricted stock units granted to officers. Each unit represents the right to receive one common share, and vests in four installments on the last day of each calendar quarter of 2022, resulting in 20,335 restricted stock units being vested as of March 31, 2022. The shares are to be issued on December 31, 2022.

The fair value of the units on the date of grant are discounted to reflect the difference between the vesting dates and the issuance dates, resulting in compensation expense of C$7,586,000 ($6,285,000) and C$529,000 ($417,000) to be expensed over the vesting period with an increase to contributed surplus.

Page	27

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

A summary of restricted stock units:

		Weighted
	Number of units (000’s)	average grant-date price
Balance September 30, 2020	—	C$	—
Granted	—		—
Balance March 31, 2021	—	C$	—

Balance September 30, 2021	954	C$	8.48
Forfeited	(140)		8.48
Issued	81		6.83
Balance March 31, 2022	895	C$	8.33

Stock-based compensation

The Company accounts for stock-based compensation using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and restricted stock units at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. Awards with graded vesting are considered to be multiple awards for fair value measurement. An estimate of the number of awards that are expected to be forfeited is also made at the time of grant and revised periodically if actual forfeitures differ from those estimates.

For the three and six months ended March 31, 2022 and 2021, the Company recorded stock-based compensation expense as follows:

	Three Months	Three Months	Six Months	Six Months
	Ended March 31,	Ended March 31,	Ended March 31,	Ended March 31,
	2022	2021	2022	2021
Restricted stock units	$530	$—	$1,650	$—
Stock options	631	12	1,621	27
Stock-based compensation expense	$1,161	$12	$3,271	$27

13.	Commitments and contingencies

Commitments

The Company leases certain facilities with terms of less than a year that are classified as operating leases. Future payments pursuant to these leases are $18,000 and $28,000 as of March 31, 2022 and September 30, 2021, respectively, which are all due in less than one year.

Contingencies

The Company was in litigation with Lightwater Long Short Fund (“Lightwater”) during the years ended September 30, 2020 and 2021. The litigation was settled in December 2021 for approximately $150,000, which was recorded in operating expenses for the year ended September 30, 2021.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Page	28

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

14.	Operating expenses

	Three months	Three months	Six months	Six months
	ended March 31,	ended March 31,	ended March 31,	ended March 31,
	2022	2021	2022	2021
Payroll and employee benefits	$9,965	$6,997	$18,583	$13,435
Facilities	897	526	1,497	1,017
Bad debt expense	3,167	2,209	5,579	4,289
Billing	1,458	893	2,846	1,609
Professional fees	1,335	559	1,970	1,000
Marketing costs	277	215	614	343
Outbound freight	483	307	916	583
All other	1,841	1,028	3,244	1,987
Total operating expenses	$19,423	$12,734	$35,249	$24,263

15.	Income (loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur from the incremental shares issued if in-the-money securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market price. For periods with a net loss, the potential dilutive shares were excluded because their effect is anti-dilutive.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months	Three months	Six months	Six months
	ended March 31,	ended March 31,	ended March 31,	ended March 31,
	2022	2021	2022	2021
Net income (loss) from continuing operations	$5,036	$(12,490)	$2,905	$(11,125)
Basic weighted average number of shares	33,438	29,294	33,393	28,803
Diluted weighted average number of shares	35,577	29,294	35,700	28,803
Total - Basic	$0.15	$(0.43)	$0.09	$(0.39)
Total - Diluted	$0.14	$(0.43)	$0.08	$(0.39)

The effect of instruments exercisable or convertible to common shares for the three and six months ended March 31, 2021 were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

16.	Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month, plus taxes, utilities, and maintenance.

Page	29

Quipt Home Medical Corp. (Formerly, Protech Home Medical Corp.)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED) MARCH 31, 2022 AND 2021

(Tabular dollar amounts expressed in thousands of US Dollars, except per share amounts)

Expense for Board of Directors’ fees were $88,000 and $53,000 for the three months ended March 31, 2022 and 2021, respectively. Fees were $128,000 and $98,000 for the six months ended March 31, 2022 and 2021, respectively. Stock-based compensation for the Board of Directors was $(341,000) and $17,000 for the three months ended March 31, 2022 and 2021, respectively, and $237,000 and $21,000 for the six months ended March 31, 2022 and 2021, respectively.

Key management personnel also participate in the Company’s share option program (see Note 12). The Company recorded compensation to key management personnel the following:

	Three months	Three months	Six months	Six months
	ended March 31,	ended March 31,	ended March 31,	ended March 31,
	2022	2021	2022	2021
Salaries and benefits	$244	$261	$511	$488
Stock-based compensation	572	17	1,668	21
Total	$816	$278	$2,179	$509

17.	Subsequent event

On April 1, 2022, the Company, through one of its indirect wholly-owned subsidiaries, entered into a purchase agreement to acquire Good Night Medical, LLC and its subsidiaries, (“Good Night”), an Ohio-based company. The purchase price was $6,105,000, of which $4,361,000 was paid in cash at closing, a $700,000 holdback payable on the twelve-month anniversary of the acquisition, and a PPP loan holdback of $1,044,000 for Good Night’s government grant not yet forgiven. The Company expects to pay either the sellers of Good Night or the government. The holdbacks are subject to normal post-closing adjustments, if any. The Company expensed $13,000 of professional fees in conjunction with the acquisition.

Pro forma six-month revenues and net income of Good Night had the acquisition occurred on October 1, 2021 are approximately $5,300,000 and $280,000, respectively. The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets and assumed liabilities as of the acquisition date.

Page	30